Exhibit 99.1

Foresight Affiliate Rail Vision in Advanced Negotiations with
Leading European Train Operator for First Commercial Agreement

Successful negotiations may lead to the train operator purchasing Rail Vision’s shunting yard systems for total value of several million Euros, based on successful prototype evaluation

Ness Ziona, Israel – January 30, 2020 – Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision systems, announced today that it was informed by its affiliate, Rail Vision Ltd., about Rail Vision’s advanced negotiations towards its first commercial agreement with a leading European train operator.

The agreement contemplates the purchase of a prototype system of Rail Vision’s shunting yard solution for a total value of approximately 500,000 Euro. A successful prototype evaluation will entail the additional purchase of approximately 30 shunting yard systems for an additional 2.5 million Euro. The European train operator may also choose to exercise its option to purchase an additional 45 shunting yard systems for a total value of 3.5 million Euro.

Rail Vision’s unique shunting yard solution enables railway operators to safeguard and streamline their shunting operations. Combining advanced vision sensors with deep learning technologies, the solution automatically detects and classifies objects within a 200-meter range at all times of day and in all weather conditions. Additionally, the solution delivers visual warnings to operators or drivers based on customer needs to ensure a safe and secure environment, while also improving operational efficiency.

Rail Vision is a leading provider of cutting-edge cognitive vision sensor technology and safety systems for the railway industry. Rail Vision’s solutions offer detection and classification of objects or obstacles (e.g., humans, vehicles, and signals), rail path recognition (i.e., switch state detection), distance measurement and opportunity infrastructure condition monitoring.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensor systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the details of the commercial agreement with the leading European train operator, and whether the parties will enter into a definitive agreement at all. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the rail industry; general market, political and economic conditions in the countries in which Rail Vision operates; Rail Vision’s projected capital expenditures and liquidity; changes in Rail Vision’s strategy; and any litigation concerning Rail Vision.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654